Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the results of operations and financial condition of Mayfair Gold Corp. (the “Company”) should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2025 and 2024 (collectively referred to hereafter as the “Financial Statements”). The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board.

In this MD&A, unless the context otherwise dictates, a reference to “us”, “we”, “our”, or similar terms refers to the Company. The functional currency of the Company is disclosed in the notes to the Financial Statements. All amounts are presented in Canadian dollars, the Company’s presentation and functional currency, unless otherwise stated. All dollar amounts are presented in Canadian dollars, the presentation currency of the Company, except where otherwise noted. References to US$ are to United States dollars. The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2025 and 2024 are referred to as “Fiscal 2025” and “Fiscal 2024” respectively.

This MD&A is prepared by management and approved by the Board of Directors as of March 31, 2026 (the “MD&A Date”). This discussion covers the years ended December 31, 2025 and 2024 and the subsequent period up to the MD&A Date.

Management is responsible for the preparation and integrity of the Company’s Financial Statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is responsible for ensuring that information disclosed externally, including the information contained within the Company’s Financial Statements and MD&A, is complete and reliable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "intend", or similar words suggesting future outcomes or an outlook. Forward-looking information in this document includes, but is not limited to:

•our business plan and investment strategy; and

•general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may change over time. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•taxes and capital, operating, general and administrative as well as other costs;

•general business, economic and market conditions;

•the ability of the Company to obtain the required capital to finance its investment strategy and meet its commitments and financial obligations;

•the ability of the Company to obtain services and personnel in a timely manner and at an acceptable cost to carry out activities; and

•the timely receipt of required regulatory approvals

Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as there can be no assurance that such expectations will prove to be accurate. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially than anticipated and described in the forward-looking information.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

The material risks and uncertainties include, but are not limited to:

•meet current and future commitments and obligations;

•general business, economic and market conditions;

•the uncertainty of estimates and projections relating to future costs and expenses;

•changes in, or in the interpretation of, laws, regulations or policies;

•the ability to obtain required regulatory approvals in a timely manner;

•the outcome of existing and potential lawsuits, regulatory actions, audits and assessments; and

•other risks and uncertainties described elsewhere in this document.

The foregoing list of risks and uncertainties is not exhaustive. For more information relating to risks and uncertainties, see the section titled "Risks and Uncertainties" herein. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

DESCRIPTION OF BUSINESS

Mayfair Gold Corp. was incorporated pursuant to the Business Corporations Act of British Columbia on July 30, 2019. The Company’s registered office is located at Suite 700 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s principal place of business is 489 MacDougall Street, Matheson, ON, Canada, P0K 1N0. The Company is engaged in the operation, acquisition, exploration and development of mineral properties.

During the year ended December 31, 2025, the Company was listed for trading on the TSX Venture Exchange under the symbol “MFG.V”, the Frankfurt Stock Exchange under the symbol “9M5”, and the OTCQX under the symbol “MFGCF”. On January 27, 2026, the Company commenced trading on the NYSE American under the ticker symbol “MINE”. The Company will remain listed on the TSX Venture Exchange under the symbol “MFG.V” and ceased trading on the OTCQX market.

The Company acquired an undivided 100% interest in the Fenn-Gib Project on June 8, 2020. The Fenn-Gib Project comprises 6 leases on mining lands, 18 patents on mining lands, 144 cell claims and 3 surface rights only patents located in the Guibord, Munro, Michaud and McCool Townships in northeast Ontario, Canada.

Share consolidation

On December 18, 2025, the Company consolidated its outstanding common shares on the basis of two pre-consolidated common shares for one post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to the Share Consolidation.

SHAREHOLDER PROXY CONTEST

On March 19, 2024, Muddy Waters Capital LLC, on behalf of certain investment funds managed by it, with control and direction over aggregate shares approximating 16.77% of the Company, announced its intent to reconstitute the board of directors at the then next annual general and special meeting of the Company (the “Shareholder Proxy Contest”).

During the year ended December 31, 2024, as a result of the Shareholder Proxy Contest, the Company incurred $3.3 million in non-recurring costs. These costs include a $1.5 million cash payment to Patrick Evans, former CEO of the Company and $1.6 million in additional legal and related fees, of which $1.0 million was for the reimbursement of certain legal expenses incurred by other parties to the proxy contest, and $0.2 million in additional corporate insurance premiums. In December 2024, the Company filed a claim against Patrick Evans for reimbursement of the $1.5 million cash payment. The outcome of this lawsuit is not determinable as at the MD&A Date.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

FENN-GIB PROJECT OVERVIEW

The Fenn-Gib Project comprises two property packages, referred to as the Fenn-Gib North and South Blocks, which are separated by approximately three kilometers. The Fenn-Gib Deposit (see “Fenn-Gib Deposit” below) is located on the North Block along the regional Contact Fault, an east-west to south-east trending shear zone on the Pipestone Fault, which is interpreted to be a splay off the Porcupine-Destro Fault. The Fenn-Gib Deposit hosts significant concentrations of gold mineralization within two zones: (i) the Main Zone, and (ii) the Deformation Zone. These two zones overlap completely. A third zone of mineralization, known as the Footwall Zone, is located approximately 100 meters to the northwest of the Fenn-Gib Deposit. A fourth zone of mineralization, known as the Contact Zone, is located at depth below the current pit-constrained resource.

Sixteen claims encompass the current conceptual pit supported by the Fenn-Gib Deposit. The Company would be subject to a 1% Net Smelter Royalty (NSR) over the sixteen claims, with an additional 1.5% NSR over nine of the sixteen claims.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Project is as follows:

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
	$	$	$	$
Camp maintenance, supplies, mobilization, general costs	63,436	44,027	144,865	432,641
Drilling	1,224,401	94,833	1,578,389	2,725,556
Environmental assessment and pre-feasibility studies	1,049,270	704,071	3,158,703	1,244,834
Exploration contractors	2,740	254	16,062	442,779
Exploration personnel and program support	357,285	402,570	1,239,623	1,736,382
Laboratory analysis	138,371	11,896	138,371	604,552
Other exploration and evaluation	29,606	70,780	96,931	367,144
Permitting	308,532	344,748	949,706	862,235
	3,173,641	1,673,179	7,322,650	8,416,123

Deposit

On March 5, 2021, the Company filed a NI 43-101 Technical Report titled “Fenn-Gib Project, Ontario, Canada” dated February 5, 2021 (revised on February 19, 2021), which was prepared by JDS Energy and Mining Inc. The resource for the Fenn-Gib Deposit was based on an Indicated Mineral Resource and Inferred Mineral Resource Estimate undertaken by Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd., a qualified person as defined by NI 43-101 and independent of the Company. The Mineral Resource Estimate incorporated more than 420 drill holes totalling 134,546 meters. The Mineral Resource Estimate for Fenn-Gib Deposit was reported at a base case above a 0.35 g/t Au cut-off, as tabulated below:

2021 Fenn-Gib Resource Estimate by Category Using 0.35 g/t Au Cut-Off

US$1,700/oz Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	70,203,723	0.92	2,077,661
Open pit	Inferred	3,774,865	0.62	74,967

On October 18, 2022, the Company announced an updated Interim Mineral Resource Estimate for the Fenn-Gib Project, which was prepared by Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd. The Mineral Resource Estimate, dated October 15, 2022, expanded upon the 2021 Resource Estimate, and incorporated approximately 67,000 meters of additional drill hole results through July 31, 2022. The Interim Mineral Resource Estimate for the Fenn-Gib Deposit was reported at a base case above a 0.35 g/t Au cut-off, as tabulated below:

2022 Fenn-Gib Resource Estimate by Category Using 0.35 g/t Au Cut-Off

US$1,750/oz Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	118,074,000	0.81	3,062,000
Open pit	Inferred	13,829,000	0.7	311,000
Underground	Inferred	1,002,000	3.22	104,000

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

On June 14, 2023, the Company announced an updated Mineral Resource Estimate for the Fenn-Gib Project, which expands upon the 2022 Resource Estimate and incorporates assay results from approximately 47,000 meters of additional drilling. On July 26, 2023, the Company filed a NI 43-101 Technical Report titled “Fenn-Gib Project, Ontario, Canada”, which was prepared by Tim Maunula, P. Geo., of T. Maunula and Associates Consulting Inc. (“TMAC”), with an effective date of April 6, 2023.

Mr. Maunula is a qualified person as defined by NI 43-101 and independent of the Company. The updated Mineral Resource Estimate for the Fenn-Gib Deposit was reported at a base case above a 0.40 g/t Au cut-off, as tabulated below:

2023 Fenn-Gib Resource Estimate by Category Using 0.40 g/t Au Cut-Off

US$1,765/oz Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	113,687,000	0.93	3,383,000
Open pit	Inferred	5,724,000	0.85	157,000

On September 10, 2024, the Company announced an updated Mineral Resource Estimate for the Fenn-Gib Project at US$2,000 Gold. Prepared by Tim Maunula, P. Geo., of TMAC as tabulated below:

2024 Fenn-Gib Resource Estimate Using 0.3 g/t Au Cut-Off)

US$2,000/oz Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	181,302,000	0.74	4,313,000
Open pit	Inferred	8,921,000	0.49	141,000

On October 14, 2025, the Company filed an NI 43-101 Technical Report titled, “Fenn-Gib Technical Report - Mineral Resource Estimate Update” dated October 10, 2025, which was prepared by Tim Maunula, P. Geo qualified of T. Maunula and Associates Consulting Inc. The mineral resource was unchanged from the prior disclosure. The document included additional disclosure associated with mineral processing and metallurgical testing, which was authored by Mr. Steve Haggarty, P.Eng. Both Mr. Maunula and Mr. Haggarty are qualified persons as defined by NI 43-101 and independent of the Company.

2025 Fenn-Gib Resource Estimate Using 0.3 g/t Au Cut-Off

US$2,000/oz Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	181,302,000	0.74	4,313,000
Open pit	Inferred	8,921,000	0.49	141,000

On January 15, 2026, the Company filed an NI 43-101 Technical Report titled, “Fenn-Gib Technical Report and Pre-Feasibility Study” dated January 14, 2026 (the “2026 Technical Report”), which was prepared by Tommaso Roberto Raponi, P.Eng., qualified of Ausenco Engineering Canada ULC with contributions from Knight Piésold Ltd., AGP Mining Consultants Inc., Ecometrix Inc. an Egis Group Company, and T. Maunula & Associates Consulting Inc. The mineral resource was unchanged from the prior disclosure.

2026 Fenn-Gib Resource Estimate Using 0.3 g/t Au Cut-Off

US$2,000/oz Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	181,302,000	0.74	4,313,000
Open pit	Inferred	8,921,000	0.49	141,000

The 2026 resource estimate was unchanged from 2025 resource estimate.

The mineral resources reported demonstrate a reasonable prospect of eventual economic extraction, as required under NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There are no known environmental, permitting, legal, marketing, and other relevant issues that would materially affect the reported mineral resources.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

2026 Fenn-Gib Mineral Reserve Estimate Using a 0.8 g/t Cut-Off

The 2026 Technical Report was the first financial study on the Fenn-Gib Project.  The reserves for the Fenn-Gib Gold project are based on the conversion of the indicated mineral resources in the study mine plan within the ultimate open pit limits. No measured mineral resources are within the ultimate pit design. The level of information from drill holes and degree of certainty on assumptions used by the mine plan estimates provides reasonable support to classify Indicated mineral resources conversion directly to probable reserves. The mineral reserve estimation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants Inc., who is a QP as defined under NI 43-101.

US$1,750/oz Gold
Style	Class	Tonnes (Mt)	Au (g/t)	Au (M oz)
Open pit	Proven	-	-	-
Open pit	Probable	25.13	1.29	1.04

All mineral resources and reserves have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum definitions, as required under NI 43-101. Ounce (troy) = metric tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate.

Exploration Program

A 2021 exploration program focused on both infill and step-out drilling, which was intended to identify additional gold mineralization within the Fenn-Gib Deposit area. The Fenn-Gib Phase 1 drill program commenced on January 19, 2021, with one drill rig and ramped up to four drill rigs by mid-July 2021. The 2021 program completed the planned 50,000 meters of drilling by December 31, 2021.

Based on positive results from the Fenn-Gib 2021 Phase 1 drill program, a 30,000-meter Phase 2 drill program continued in 2022. In addition, a 10,000-meter Phase 1 regional exploration program commenced on the Fenn-Gib North and South Blocks. The Fenn-Gib Phase 2 program and Phase 1 regional exploration drill program, comprised of North Block (7,512 meters) and South Block (3,486 meters), were completed in the third quarter of 2022. Based upon assay results from the Fenn-Gib Phase 1 and 2 drill programs received by the end of July 2022, an updated interim resource estimate was completed and announced on October 18, 2022, as described above.

With mineralization at the Fenn-Gib Deposit area remaining open in most directions, a 30,000-meter Phase 3 drill program commenced in the second half of 2022 to continue delineating mineralization. A Phase 2 regional exploration program commenced on the Fenn-Gib North Block. The Fenn-Gib Phase 3 drill program was completed in January 2023. The Company commenced a 30,000-meter Fenn-Gib Phase 4 drill program in the first quarter of 2023, which was completed in the third quarter of 2023.

As drilling continued to identify new mineralization at the Fenn-Gib Deposit, the Company commenced a 20,000-meter Phase 5 drill program in the third quarter of 2023. Drilling for this campaign completed in the fourth quarter of 2023, which reinforced the need for additional drilling. The Company commenced a 26,500-meter Phase 6 drill program at the Fenn-Gib Project in the first quarter of 2024, which was completed in the second quarter of 2024. As of December 31, 2025, the Company has completed a total of 438 surface drill holes on the Fenn-Gib Project, representing 204,771 meters.

A summary of the Company’s drilling program for the Fenn-Gib Project is as follows:

	Holes	Meters
North Block Surface DDH Drilling	#	m
2021 Mayfair holes DDH	90	54,937
2022 Mayfair holes DDH	118	61,997
2023 Mayfair holes DDH	89	54,976
2023 Geotech holes DDH	7	3,230
2024 Mayfair holes DDH	42	18,230
2025 Mayfair holes DDH	59	4,282
	405	197,650
South Block Surface DDH Drilling
2022 holes DDH	18	3,457
2024 holes DDH	15	3,664
	33	7,121
Total Fenn-Gib Drilling	438	204,771

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

During February 2026, the Company reported initial results from its 2025 Grade Control Drilling Program, which comprised 56 tightly spaced (10 m x 10 m) vertical diamond drill holes totaling approximately 4,200 metres within the core of the Phase 1 starter pit. These interim results, representing assays from 36 of the 56 completed holes, indicate a modest positive grade reconciliation relative to the 2026 Pre-Feasibility Study (“PFS”) block model and provide increased confidence in the near-surface grade distribution and ore geometry expected during the early years of mining. The program is designed to validate local grade variability, support improved ore–waste boundary definition, and inform dilution and ore-loss assumptions in advance of construction and project financing. These results were not incorporated into the 2026 PFS, and no conclusions regarding impacts to the mineral resource estimate or mine plan will be drawn until the remaining assays are received and QA/QC procedures are complete.

Metallurgical Test Program

Fenn-Gib has been the subject of multiple metallurgical testing campaigns since 2011. Test work has focused on gold recovery and has included gravity concentration, whole-ore cyanide leaching, flotation, flotation-cyanidation, flotation-pressure oxidation, rock hardness and material characterization studies.

In late 2024, metallurgical testing commenced with the intention of improving the understanding of the mineralization response to potential plant flow sheets with the testing of grind size, rougher flotation and concentrate mass pull, flotation concentrate regrind sizing and cyanidation response for various plant feed gold grades, sulphide concentration, mineralogical content, rock hardness, at various depths, and lithologies. This phase of metallurgical testing is complete. Refer to the news release dated May 27, 2025 “Mayfair Provides Update on 2025 Metallurgical Test Results Supporting the Fenn-Gib Pre-feasibility Study” and the Technical Report titled, “Fenn-Gib Technical Report - Mineral Resource Estimate Update” (document dated October 10, 2025 with an effective date of September 3, 2024).

In summary, metallurgical testing of Fenn-Gib composite samples over a range in head grade from 0.2 to 19.1 g/t Au and 0.3 to 8.1% S2-resulted in the development of a hybrid process approach, which is applicable to all associated deposit lithologies and rock types.

Treatment of Fenn-Gib mineralization considers a P80 106 µm flotation feed size with an approximate 23% mass pull to a rougher concentrate. Subsequent regrinding of the concentrate to P80 10 to 13 µm is followed by cyanidation yielding an estimated overall 89.6% Au extraction at a 1.5 g/t Au feed grade.

Metallurgical test work and associated process criteria defined to date is representative and supports the associated Mineral Resource Estimate and the Mineral Reserve Estimate and is complete to support a Pre-Feasibility study (“PFS”). Future test work will focus on specific parameters required for process design and advanced engineering, along with additional variability test work to improve technical confidence and statistical accuracy of gold recovery estimates.

With this phase of metallurgical testing along with the past work, the Company has included the test results in the PFS and have defined metallurgical performance for the 4,800 tonne per day plant.

Pre-Feasibility Study (“PFS”)

During Q1 2024, the Company announced the commencement of a PFS on the Fenn-Gib project. In connection with the study, the Company utilized the services of AGP Mining Consultants, Halyard Inc, Terracon Geo technique and Environmental Applications Group as lead engineers and scientists to further the metallurgical, geotechnical, mining, hydrogeology, and environmental evaluations completed to date, to develop a clearly defined project description in support of a potential environmental assessment.

In April 2025, the Company announced a revised program for its PFS, noting that additional metallurgical test work will continue into the first half of 2025 and will be used to advance the engineering and inform the revised 4,800 t/d PFS. The Company expects to complete the PFS in Q4 2025.

As of May 2025, the Company announced that all major engineering consultant firms had commenced work on the PFS. Ausenco Engineering Canada ULC will lead the PFS, with a primary focus on process plant design and metallurgical testing. AGP Mining Consultants Inc. will advance mine planning and the mineral reserve estimate; Knight Piésold Ltd., based in North Bay, will progress tailings storage facilities and water management designs; Additional scope will be advanced by TBT Engineering for the planned highway 101 diversion and TWD Engineering for the site power supply work.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

On January 8, 2026, the Company announced the results of the PFS. The study outlines Mayfair’s strategy to reduce execution risk and prioritize high-margin material early in the mine plan, supported by a realistic and financeable initial capital outlay. This approach enables rapid value generation from Fenn-Gib while preserving long-term flexibility to deploy free cash flow toward regional growth opportunities or advancing secondary assets to diversify and expand production. Economic results are presented on an unlevered basis to highlight the strong standalone project returns. Mayfair intends to prudently utilize project-level debt and other financing options to minimize overall cost of capital and maximize per-share economic returns. Initial capital expenditures are estimated at $450 million, including a 26% contingency on direct costs. The PFS considers a conventional open-pit mining operation and incorporates modular processing plant designs, allowing for a simplified construction schedule of less than 24 months, reducing inflation and execution risks. The Project will proceed under the Provincial Class Environmental Assessment (“EA”) process and does not trigger a Comprehensive EA or federal Impact Assessment under current regulations. Social and community engagement has focused primarily on the Apitipi Anicinapek Nation (“AAN”) due to its proximity to the Fenn-Gib site.

The Company and AAN have an active Exploration Agreement in place and will continue to advance consultation collaboratively, with the intention of developing a Community Benefit Agreement for the Project.

The Project plans to advance three key strategies in parallel: Ontario-led environmental approvals, Indigenous agreements, and engineering-design-procurement. These initiatives aim to enable major construction within 24–36 months, with commercial operations targeted within five years. The PFS assumes an average annual gold production of 71.3 koz over the first 6-years of operation and a total life of mine (“LOM”) production of 920 koz over 14.3 years of operation.

Site Investigations

During Q2 2024, GeoCentric Environmental Inc completed a site investigation to assess the overburden material and hydrogeological characteristic of the Fenn-Gib property. The site investigation was carried out between May 6th and May 29th, 2024. The scope included vertical geotechnical drilling, in situ testing, monitoring well installation, overburden and bedrock logging, and laboratory analysis. 19 drillholes were completed throughout and adjacent to the Fenn-Gib property.

During Q3-Q4 2024 and Q1 2025, Terracon Geotechnique completed a site investigation to support the overall site development and infrastructure locations. The site investigation was carried out between September-October 2024 and February 2025. The scope included vertical geotechnical, in situ testing, monitoring well installations, overburden and bedrock logging, test pit excavations, sample collection, and laboratory testing of representative samples. 25 drillholes and 21 test pits.

During Q3 and Q4 2025, Knight Piésold Ltd. (KP) carried out a site investigation for the PFS level design arrangements for the Tailings Storage Facility (TSF) and associated water management infrastructure. The site investigation was carried out between September 16th and October 11th. The scope included vertical geotechnical, in situ testing, monitoring well installations, overburden and bedrock logging, test pit excavations, sample collection, and laboratory testing of representative samples. 8 drillholes and 18 test pits were completed in the proposed TSF location and 2 drillholes and 7 tests pits were completed in the Open Pit location for a program total of 10 drillholes and 25 test pits.

Notice of Project Status (“NPS”)

On February 5, 2026, the Company formally submitted a Notice of Project Status (“NPS”) for the Fenn-Gib Gold Project. The NPS submission represents a meaningful milestone in the continued advancement of the Project.

The submission of the NPS formally registers the Fenn-Gib Gold Project with the Province of Ontario and notifies the Ministry of Energy and Mines (“MEM”) that the Company intends to advance the Project to become a "mine in production" as defined in the Ontario Mining Act. With the submission of the NPS, the Company will continue to advance the technical studies, consultation processes, and permitting and approvals processes required to support planned future development.

This milestone is underscored by the Company’s ongoing dedication to meaningful engagement with the Apitipi Anicinapek Nation, a local First Nation rightsholder within the Treaty 9 area, as well as with other regional Indigenous and local communities and stakeholders as the Project continues to advance. Advancing the Project reflects the Company’s proactive approach to regulatory compliance and supports continued derisking through environmental, technical and socioeconomic work that will underpin future construction and operating approvals.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

TECHNICAL INFORMATION

Technical information included in this MD&A has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Operating Officer of Mayfair, and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

SELECTED ANNUAL INFORMATION

The selected annual information below is derived from the Company’s Financial Statements.

	Years ended December 31,
	2025	2024	2023
	$	$	$
Net loss	(9,959,278)	(12,682,632)	(15,948,020)
Basic and diluted loss per share(1)	(0.17)	(0.24)	(0.34)
Total assets	53,272,854	24,489,347	28,493,187
Total liabilities	1,167,556	749,934	2,546,327

(1)Comparative loss per share numbers were re-presented on a “after share consolidation” basis. (See page 3 of this MD&A)

The Company’s net loss decreased over the last three years primarily due to decreasing exploration expenditures (2025 - $7,322,650; 2024 - $8,416,123; 2023 - $13,703,003) as the Company completed various exploratory drill programs and focused exploration and evaluation activities on the completion of studies and the permitting process as well as lower share-based payments expense (2025 - $815,478; 2024 - $607,048; 2023 - $2,505,617) due to recognizing smaller portions of the fair value of the unvested stock options and granting of fewer stock options which vest immediately.

The increase in total assets from 2024 to 2025 primarily reflects movements in cash. Cash provided by financing activities of $37,509,685 was offset by cash used in operating activities of $8,889,062, resulting in a net increase in cash and total assets. The decrease in total assets from 2023 to 2024 primarily reflects movements in cash. Cash provided by financing activities of $9,868,137 was offset by cash used in operating activities of $13,837,796, resulting in a net decrease in cash and total assets.

SUMMARY OF QUARTERLY RESULTS

A summary of the Company’s quarterly results is as follows:

	Q4 2025	Q3 2025	Q2 2025	Q1 2025
	$	$	$	$
Operating expenses	(4,105,042)	(2,324,575)	(2,165,132)	(1,864,730)
Loss for the period	(3,789,410)	(2,241,177)	(2,113,058)	(1,815,633)
Loss per share - basic and diluted(1)	(0.05)	(0.04)	(0.04)	(0.04)
Total assets	53,272,854	56,748,042	22,667,265	22,667,265

	Q4 2024	Q3 2024	Q2 2024	Q1 2024
	$	$	$	$
Operating expenses	(2,410,002)	(1,484,124)	(6,032,285)	(4,482,075)
Loss for the period	(2,226,607)	(1,434,837)	(5,711,375)	(3,309,813)
Loss per share - basic and diluted(1)	(0.04)	(0.02)	(0.12)	(0.06)
Total assets	24,489,347	20,238,119	22,181,209	24,919,516

(1)Comparative loss per share numbers were re-presented on a “after share consolidation” basis. (See page 3 of this MD&A)

During the last eight quarters, the Company’s loss ranged between $1,434,837 and $5,711,375. Loss during the quarters mainly comprised exploration and evaluation expenses as well as consulting fees, legal and professional fees, management fees and office expenses to support the exploration activities for the Fenn-Gib Project and to maintain the public listing of the Company. During Q2 2024, the net loss was higher compared to other quarters due to $3.3 million in non-recurring costs related to the Shareholder Proxy Contest. During Q4 2024 through Q4 2025, net loss was lower compared to other quarters mainly due to the completion of various exploratory drill programs, which were ongoing in the prior year comparable periods, and a focus towards the completion of studies, the permitting process and engineering work for mine infrastructure, waste management, and electrical infrastructure in the current period.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

SOURCES AND USES OF CASH

A summary of the Company’s sources and uses of cash is as follows

	Fiscal 2025	Fiscal 2024
	$	$
Net cash used in operating activities	(8,889,062)	(13,837,796)
Net cash provided by (used in) investing activities	35,342	(221)
Net cash provided by financing activities	37,509,685	9,868,137

Effect of exchange rate on changes in cash and cash equivalents	3,889	-
Change in cash and cash equivalents	28,659,854	(3,969,880)
Cash and cash equivalents, beginning of year	9,534,129	13,504,009
Cash and cash equivalents, end of year	38,193,983	9,534,129

Cash used in operating activities was $8,889,062 compared to $13,837,796 in the prior year. Cash used in the year ended December 31, 2024 was significantly higher due to additional management fees and professional fees incurred as a result of the Shareholder Proxy Contest as well as the completion of various exploratory drill programs. Current year cash use is comprised primarily of costs related to the completion of studies and permitting.

Cash provided by investing activities was $35,342 compared to cash used in investing activities of $221 in the prior year mainly due to the maturity of a short-term guaranteed investment certificate (“GIC”) in the current year. Interest received was offset by the purchase of $5,302 for computer equipment and $3,000 for vehicles.

Cash provided by financing activities was $37,509,685 compared to $9,868,137 in the prior year. Cash provided by financing activities in the current year resulted from a private placement for net proceeds of $37,397,181 whereas cash provided by financing activities in the prior year was a result of the option exercises of $3,991,676 and a private placement for net proceeds of $5,876,461. The funds from the current year private placement will be used for metallurgical and detailed engineering at the Fenn-Gib Project, and for working capital and general corporate purposes.

RESULTS OF OPERATIONS

A summary of the Company’s results of operations is as follows:

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
	$	$	$	$
Operating expenses
Depreciation	7,607	8,079	30,426	58,517
Exploration and evaluation	3,173,641	1,673,179	7,322,650	8,416,123
General and administrative	707,261	652,877	2,290,927	5,326,798
Share-based payments	216,533	75,867	815,478	607,048
	4,105,042	2,410,002	10,459,481	14,408,486

Other income (expenses)
Amortization of flow-through premium liability	-	-	-	1,279,110
Foreign exchange gain (loss)	(14,440)	4,207	3,929	(13,245)
Interest income	272,774	49,188	431,174	329,989
Other income	57,298	130,000	65,100	130,000
Loss for the period	(3,789,410)	(2,226,607)	(9,959,278)	(12,682,632)

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

Q4 2025 compared to Q4 2024

Loss for the period increased to $3,789,410 compared to $2,226,607 in the prior year comparable period. The primary drivers of this increase were as follows:

•Exploration and evaluation expenses increased to $3,173,641 from $1,673,179 in the prior year comparable period due to the completion of the 2024 exploration programs and the 2025 focus on provincial environmental approvals process and permitting activities and the completion of a Pre-Feasibility Study.

•General and administrative expenses increased to $707,261 from $652,877 in the prior year comparable period mainly due to the reduction of senior management, including the Company’s Chief Executive Officer (“CEO”), lowering management fees paid to directors, officers, and related entities in the prior year comparable period. In Q1 2025, the Company’s new CEO and Chief Operating Officer (“COO”) were appointed and regular executive compensation resumed.

•Share-based payments increased to $216,533 from $75,867 in the prior year comparable period mainly due to the vesting of 175,000 options granted to the Company’s CEO and 350,000 options granted to the Company’s COO in Q1 2025.

Fiscal 2025 compared to Fiscal 2024

Loss for the year decreased to $9,959,278 compared to $12,682,632 in the prior year. The primary drivers of this decrease were as follows:

•Exploration and evaluation expenses decreased to $7,322,650 from $8,416,123 in the prior year due to the completion of the 2024 exploration programs and the 2025 focus on provincial environmental approvals process and permitting activities and the completion of a Pre-Feasibility Study.

•General and administrative expenses decreased to $2,290,927 from $5,326,798 in the prior year mainly due to a payment to the former CEO as well as legal fees related to the Shareholder Proxy Contest incurred in the prior year.

The drivers for offsetting the decrease in loss for the year were as follows:

•Share-based compensation increased to $815,478 from $607,048 in the prior year mainly due to the vesting of 175,000 options granted to the Company’s CEO and 350,000 options granted to the Company’s COO in Q1 2025.

SHARE CAPITAL HIGHLIGHTS

The number of shares issued and fully paid as at December 31, 2025 is 66,797,608 (December 31, 2024 - 54,641,514).

During year ended December 31, 2025, the Company had the following share capital transaction:

•On September 16, 2025, the Company closed a brokered private placement and issued 12,122,002 common shares at a price of $3.30 per share for gross proceeds of $40,002,600. Share issuance costs of $2,605,419 were incurred in connection with the offering. Pursuant to this private placement, the Company issued 681,843 warrants to certain finders. Each warrant entitles the holder to purchase one common share of the Company at a price of $3.30 per warrant and will expire on September 16, 2027. The Company attributed a fair value of $877,484 to the warrants which was determined using the Black-Scholes option pricing model.

•The Company issued 34,092 common shares pursuant to the exercise of 34,092 warrants with a weighted average exercise price of $3.30 for gross proceeds of $112,504. The fair value of the warrants was determined to be $43,874 at initial recognition, resulting in $43,874 being transferred to share capital from reserves.

During the year ended December 31, 2024, the Company had the following share capital transactions:

•The Company issued an aggregate of 2,815,450 common shares pursuant to the exercise of stock options with a weighted average exercise price of $1.42 generating gross proceeds of $3,991,676.

•On October 17, 2024, the Company closed a private placement consisting of the issue of 1,670,000 common shares at a price of $3.60 per share for a total consideration of $6,012,000. Share issuance costs of $135,539 were incurred in connection with the offering.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and debt. The Company’s Financial Statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As at December 31, 2025, the Company has an accumulated deficit of $70,485,745 (December 31, 2024 - $60,526,467), cash and cash equivalents of $38,193,983 (December 31, 2024 - $9,534,129), and accounts payable and accrued liabilities of $1,167,556 (December 31, 2024 - $749,934).

As at December 31, 2025, the Company had working capital of $37,610,278 (December 31, 2024 - $9,190,221). In addition to the Company’s accumulated deficit, the Company has not generated revenues from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the CEO, COO, Chief Financial Officer (“CFO”), Vice President of Capital Markets, Vice President of Exploration, their close family members, HC Alternative I, Ltd (“HC Alternative”), a company partially owned by a director, Heeney Capital Corp (“Heeney Capital”), a company partially owned by a director, and Invictus Accounting Group LLP (“Invictus Accounting”), a company in which the Company’s CFO is a partner.

A summary of the Company’s transactions with key management personnel is as follows:

	Fiscal 2025	Fiscal 2024
	$	$
Directors’ fees	51,280	123,035
Exploration personnel and program support (1)	658,592	371,233
Management fees	719,071	562,246
Change of control payment to former officer in management fees (2)	-	1,525,912
Professional fees	-	1,012,555
Share-based payments	770,158	458,100
Other income	-	(130,000)
	2,199,101	3,923,081

(1)Amounts relating to the compensation of the Vice President of Technical Services and the COO included in exploration and evaluation expenses.

(2)In December 2024, the Company filed a claim against the former CEO for reimbursement of this amount. The outcome of this lawsuit is not determinable as at the date of this MD&A.

A summary of the amounts due to related parties as at December 31, 2025 and 2024 is as follows:

	2025	2024
	$	$
Payable to Heeney Capital	-	130,000
Payable to Invictus Accounting	50,291	17,778
Payable to key management personnel	61,229	246
Payable to other related party	5,040	5,000
	116,560	153,024

As at December 31, 2025, other receivables include $nil (December 31, 2024 - $130,000) for consulting services rendered to HC Alternative.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable), deposits and accounts payable and accrued liabilities, which are classified as and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s Financial Statements are summarized below.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents and deposits. The Company minimizes its credit risk related to cash and cash equivalents by placing these financial instruments with major financial institutions. The Company considers the credit risk related to cash and cash equivalents and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of interest risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has no significant financial instruments with variable interest rates and has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. For the year ended December 31, 2025, the Company incurred a loss of $9,959,278 (2024 - $12,682,632). The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at December 31, 2025, the Company had cash and cash equivalents $38,193,983 (December 31, 2024 - $9,534,129) to settle current liabilities of $1,167,556 (December 31, 2024 - $749,934) and has assessed the liquidity risk as minimal.

Foreign currency risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency of the Company. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar on its cash and accounts payable balances.

A summary of the Company’s financial instruments held in USD, expressed in Canadian dollars is as follows:

	Years ended December 31,
	2025	2024
	$	$
Cash and cash equivalents	936,603	78,627
Accounts payable and accrued liabilities	19,421	34,664
	917,182	43,963

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $91,718 (December 31, 2024 - $4,396). The Company has assessed foreign currency risk as minimal.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has depended on external financing to fund its activities. The capital structure of the Company currently consists of shareholders’ equity, which was $52,105,298 as at December 31, 2025 (December 31, 2024 - $23,739,413). The Company manages its capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2025.

SUBSEQUENT EVENTS

On January 26, 2026, the Company granted 645,000 stock options to its directors, officers, employees, and advisors at an exercise price of $5.94 per share. These options expire on January 26, 2031. Of the options granted, one third of the options will vest and become exercisable if the Optionee is actively employed with the Company on January 26, 2027, the remaining options will vest and become exercisable on each calendar month starting on February 26, 2027 for twenty-four months thereafter for each subsequent month that the Optionee remains actively employed with the Company.

On February 2, 2026, the Company granted 100,000 stock options to an advisor with each option exercisable into common shares at an exercise price of $5.36 per share. The options are exercisable for a five-year term expiring on February 2, 2031. Of the options granted, one third of the options vested on the grant date, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on February 2, 2027, the remaining options will vest and become exercisable on February 2, 2028 if the option holder remains actively engaged with the Company.

On January 27, 2026, the Company commenced trading on the NYSE American under the ticker symbol “MINE”. The Company will remain listed on the TSX Venture Exchange under the symbol “MFG.V” and ceased trading on the OTCQX market.

During January and February 2026, the Company issued 282,888 common shares upon exercise of 282,888 warrants at an exercise price of $3.30 for total proceeds of $933,530.

OUTSTANDING SHARE DATA

A summary of the Company’s issued and outstanding securities is as follows (as impacted by the Share Consolidation):

	December 31, 2025	MD&A Date
Common shares	66,797,608	67,080,496
Stock options	1,217,500	1,962,500
Warrants	647,751	364,863

PROPOSED TRANSACTIONS

As at December 31, 2025 and the MD&A Date, the Company has no proposed transactions.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2025 and the MD&A Date, the Company has no off-balance sheet arrangements.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgments in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgments and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgments and estimates is pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Economic recoverability and probability of future economic benefits of mineral properties

The impairment of exploration and evaluation assets is influenced by judgment in defining a cash-generating unit and determining the indicators of impairment and estimates used to measure impairment losses. The Company is required to measure the recoverable amount of exploration and evaluation assets when there are indicators that their carrying value may be impaired. The assessment of any impairment of exploration and evaluation assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and useful lives of the assets.

Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Recognition of deferred tax

The measurement of a deferred tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities. The estimation of taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future tax provisions or recoveries could be affected.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company’s management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls as of December 31, 2025 and concluded that the disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada (“NI 52-109”). The Company’s internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the International Accounting Standards Board.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

The Company’s internal controls over financial reporting include:

•Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•Providing reasonable assurance that transactions are recorded as necessary for preparation of the Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board;

•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Financial Statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of internal controls over financial reporting as of December 31, 2025 and concluded that those controls were effective.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. There were no changes in internal controls of the Company during the year ended December 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

In conducting its business, the Company faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

The principal activity of the Company is the acquisition and exploration of mineral property assets which is inherently risky. There is intensive government legislation from provincial, federal, municipal and First Nations governments surrounding the exploration for and production of minerals from our and any mining operations. Exploration and development is capital intensive and the Company currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore constitute one of the main assets of the Company.

The following are identified as main risk factors that could cause actual results to differ materially from those stated in any forward-looking statements made by, or on behalf of, the Company.

Title

Title to mineral properties, as well as the location of boundaries on the grounds, may be disputed. The properties may be subject to prior unregistered agreements, interests or First Nations land claims and title may be affected by undetected defects. In particular, the legal nature of First Nations land claims is complex and the impact of any such claim on the Company’s ownership interests in its mineral properties cannot be predicted with any degree of certainty. No assurance can be given that a broad recognition of First Nation rights in the areas in which the mineral properties are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the Company’s activities. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mining development.

At the properties where there are current or planned exploration activities, the Company believes that it has either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary relating to those activities. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, this should not be construed as a guarantee of title. Successful challenges to the title of the Company’s properties could impair the development of operations on those properties as the Company may lose all or a portion of its rights, title, and interest in and to the properties to which the title defects relate.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

Permits and licenses

The Company’s ability to advance the exploration and developments of its projects is dependent on obtaining licenses and permits from various governmental authorities. Although the Company either currently holds or has applied for or is about to apply for all consents which it requires to carry out its current drilling programs, the Company cannot be certain that it will receive the necessary permits and licenses on acceptable terms or at all, to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Company. Government approvals and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

No mineral resources or reserves in production

The properties in which the Company has an interest or right to earn an interest are in the pre-development stages only and are without a known body of ore in commercial production.

Exploration and development efforts may be unsuccessful

There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration and development projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Uncertainty of calculation of resources and metal recoveries

Although the Company’s reported mineral resources have been prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineral resources have not demonstrated economic viability. Any material changes in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The mineral resource figures included in the MD&A and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of precious or base metals will be produced. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Factors such as inherent sample variability, metal price fluctuations, variations in mining and processing parameters, increased production costs, reduced recovery rates and adverse changes in environmental or mining laws and regulations may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time and/or may require a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Until the resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Government regulation

The exploration and development activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration and development activities are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental risks and hazards

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Competition

The mining industry is intensively competitive in all its phases. The Company competes with companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified personnel. There can be no assurance that the Company will be able to compete successfully with others in acquiring suitable prospects or recruiting and retaining qualified personnel.

Business risk and dependence on personnel

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, outside contractors, experts and other advisors. Investors must be willing to rely on management’s discretion and judgment as well as the expertise and competence of the outside contractors, experts and other advisors. Although the Company has been successful in the past, the Company cannot provide assurance of its continued success in attracting and re-training skilled and experienced personnel. If the Company is unable to attract qualified personnel, its ability to grow its business or develop its existing properties could be materially impaired.

Conflicts of interests

Certain directors and officers of the Company are or may become associated with other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. In the event that a director or executive officer has a material interest in any transaction being considered by the Company, any such conflict will be subject to and governed by procedures prescribed by the Business Corporations Act (British Columbia) (the “BCBCA”), which require a director or officer of a corporation experiencing such a conflict to disclose their interest and refrain from voting on any such matter unless otherwise permitted by the BCBCA. In addition, Section 142 of the BCBCA provides that every director must act honestly and in good faith with a view to the best interests of the Company. As a fiduciary, a director may not interfere with, or take advantage of, any opportunities that rightfully belong to the Company. Any failure of the directors or officers of the Company to address these conflicts in an appropriate manner, or to allocate opportunities that they become aware of to the Company, could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Liquidity and financing risk

The Company has no source of operating cash flow and may need to raise additional funding in the future through the sale of equity or debt securities or by optioning or selling its properties. Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on financing and operating activities. No assurance can be given that additional funding will be available for further exploration and development of the Company’s properties when required, upon terms acceptable to the Company or at all. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties, or even a loss of property interest, which would have a material adverse impact upon the Company.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

Exploration cost estimates

The Company prepares future exploration and capital cost estimates. Actual costs may vary from the estimates for a variety of reasons such as adverse weather conditions, unexpected labour shortages or strikes, equipment failures and other interruptions in development capabilities. Exploration and development costs may be affected by increased mine development costs, increases in drilling costs, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve cost estimates could have a material adverse impact on the Company’s cash flow and overall financial performance.

Uninsurable risks

In the course of exploration, development and production of mineral properties, risks and hazards, including, but not limited to, unexpected or unusual geological or operating conditions, natural disasters, inclement weather conditions, pollution, rock bursts, cave-ins, fires, flooding, earthquakes, civil unrest, terrorism and political violence may occur. It is not always possible to fully insure against all risks associated with the Company’s operations or the Company may decide not to take out insurance against certain risks where the premium costs are disproportionate to the Company’s perception of the relevant risks or for other reasons. Should such liabilities arise, they could reduce the funds available for exploration activities or reduce or eliminate any future profitability, and result in increasing costs and a decline in the value of the securities of the Company.

Market conditions

Share market conditions may affect the value of the Company’s quoted securities regardless of the Company’s operating performance. Market prices for shares of early-stage companies are often volatile. Share market conditions are affected by many factors such as announcement of mineral discoveries; financial results; general economic outlook; introduction of tax reform or other new legislation; interest rates and inflation rates; changes in investor sentiment toward particular market sectors; the demand for, and supply of, capital; and terrorism or other hostilities. The market price of securities can fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in general and resource exploration stocks in particular. There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and consequently purchasers of securities may not be able to sell securities at prices equal to or greater than the price or value at which they purchased the securities or acquired them by way of the secondary market.

Commodity prices

The future profitability of the Company will be directly related to the market price of metals. Metal prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, forward sales by producers, production and cost levels and changes in investment trends. If these prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties. In the event of a sustained, significant drop in metal prices, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges. Furthermore, since metal prices are established in U.S. dollars, a significant increase in the value of the Canadian dollar relative to the US dollar, coupled with stable or declining metal prices, could adversely affect the Company’s results with respect to development of, and eventual sale of these metals.

Stress in the global economy

Reduction in credit, combined with reduced economic activity and the fluctuations in the U.S. dollar may adversely affect businesses and industries that purchase commodities, affecting commodity prices in more significant and unpredictable ways than the normal risks associated with commodity prices. The availability of services such as drilling contractors and geological service companies and/or the terms on which these services are provided may be adversely affected by the economic impact on the service providers. The adverse effects on the capital markets generally make the raising of capital by equity or debt financing much more difficult and the Company is dependent upon the capital markets to raise financing. Any of these events, or any other events causing turmoil in world financial markets, may have a material adverse effect on the Company’s business, operating results and financial condition.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

Tariffs and imposition of other restrictions on trade

The recent implementation of tariffs by the United States and retaliatory tariffs by Canada may cause goods and services required in the ordinary course of the Company’s operations to become limited, altogether unavailable or subject to higher prices. The Company continues to review its exposure to current and potential tariffs and alternatives to inputs sourced from suppliers that are and may be subject to tariffs. There is uncertainty as to whether any additional tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect on the Company’s supply chain and costs. Other countries may adopt other protectionist measures including tariffs, trade barriers and other protectionist or retaliatory measures that could limit the Company’s ability to procure goods and services either in response to the U.S. Government’s imposition of tariffs or otherwise. Such tariffs or retaliatory actions taken by governments could adversely impact the Company’s business, financial condition and profitability.

Litigation risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Although the Company is not currently aware of any threatened or pending legal proceedings, there is no guarantee that the Company will not become subject to additional proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada. In addition, the majority of the Company's assets are located outside of the United States. As a result, it may be difficult or impossible for an investor to enforce judgments against the Company and its directors and officers obtained in United States courts based upon the civil liability provisions of United States federal securities laws or bring an original action against the Company and its directors and officers to enforce liabilities based upon such United States securities laws.

Infrastructure

Exploration, development, mining and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Climate change

Global climate change could exacerbate the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt the Company’s operations, damage its infrastructure or properties, create financial risk to the business of the Company or otherwise have a material adverse effect on the Company’s financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate change could also disrupt the operations of the Company by impacting the availability and cost of materials needed for exploration and development activities and could increase insurance and other operating costs.

Global climate change also results in regulatory risks. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and/or regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

Cyber security risks

Cyber security risk is the risk of negative impact on the operations and financial affairs of the Company due to cyberattacks, destruction or corruption of data, and breaches of its electronic systems. Management believes that it has taken reasonable and adequate steps to mitigate the risk of potential damage to the Company from such risks. A cyber security incident against the Company or its contractors and service providers could result in the loss of business sensitive, confidential or personal information as well as violation of privacy and security laws, litigation and regulatory enforcement and costs. The Company has not experienced any material losses relating to cyber-attacks or other information security breaches, however there can be no assurance that it will not incur such losses in the future.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars, except where noted otherwise)

Materially Adverse U.S. Federal Income Tax Consequences for U.S. Shareholders

The Company generally will be a "passive foreign investment company" (a "PFIC") under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), if (a) 75% or more of our gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year. A shareholder who is a "U.S. person" (as such term is defined in the Code) should be aware that we believe that we were a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year and for the foreseeable future. If we are a PFIC for any taxable year during which a U.S. person holds Common Shares, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of the Common Shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on the Common Shares would be subject to an interest charge, except in certain circumstances. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. person. It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a "qualified electing fund election," as defined in the Code (a "QEF Election"). We currently intend to make available to shareholders who are U.S. persons, upon their written request: (a) information as to our status as a PFIC, and (b) for each year in which we are a PFIC, all information and documentation that a shareholder making a QEF Election with respect to us is required to obtain for U.S. federal income tax purposes. We may provide such information on our website. However, there is no assurance that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will continue to supply shareholders with the information that the shareholder is required to report under the rules applicable to making a QEF Election. Therefore, if the Company is a PFIC in any taxable year, there is no assurance that the shareholder will be able to make a QEF Election in respect of the Common Shares. The PFIC rules are extremely complex. A U.S. person holding Common Shares is encouraged to consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

ADDITIONAL INFORMATION

Additional information about the Company is available on the Company’s website at https://mayfairgold.ca/, SEDAR+ at http://www.sedarplus.ca and the Company’s documents filed with, or furnished to, the United States Securities and Exchange Commission (“SEC”), which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.